2025 Full Year Results 19 February 2026 Oyu Tolgoi, Mongolia Cautionary statements 2©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward - looking statements This presentation includes “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward - looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward - looking statements. Such forward - looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. Such forward - looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward - looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low - carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks and uncertainties identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20 - F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6 - Ks furnished to, or filed with, the SEC. Forward - looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward - looking statements. These forward - looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward - looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing / attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non - IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20 - F filed with the SEC or Form 6 - Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Copper equivalent ( CuEq ) volumes The formula applied for calculating Copper equivalent volume throughout this presentation is: CuEq = Rio Tinto’s share of production volumes / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long - term consensus prices. The operating unit cost measure uses the denominator of Rio Tinto’s sales volumes in copper equivalent terms (using the same calculation), albeit based on Rio Tinto consolidated basis Rio Tinto plc No. 719885 6 St James’s Square, London SW1Y 4AD, United Kingdom Rio Tinto Limited ACN 004 458 404 Level 43, 120 Collins Street, Melbourne 3000 Australia This presentation is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary

Weipa, Australia Simon Trott CEO Simandou , Guinea Safety share

5©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results Solid 2025 results 1 Industry leading production growth 1 All figures relate to 2025 unless noted otherwise. Year - on - year compares 2025 to 2024. 2 Copper equivalent ( CuEq ) production volumes are based calculation methodology outlined on slide 2 . 3 O perating unit cost of sales of our operations in 2024 real terms. CuEq volumes are calculated on a consistent methodology to that outlined on slide 2, albeit based on sales volumes on a Rio Tinto co nsolidated basis. For comparability purposes, Simandou unit cost is not included until 2030F as the operation ramps up and the impact of tariff costs for aluminium has been removed. 4 Productivity benefits are operating expense savings annualised. They include actions already implemented ($370m) and actions on track to be implemented by end of Q1 2026 ($280m). 5% CuEq unit cost 3 reduction Value through diversification Driving efficiency Generating shareholder value • +8% YoY CuEq production 2 • Annual production records for copper and bauxite, record Pilbara mine production since April • Volume driven efficiencies • Copper C1 net unit costs of 67 USc /lb, - 53% • +9 % YoY Group underlying EBITDA • Record Copper EBITDA; $7.4bn, +114% • $650m p.a. productivity benefits 4 secured with materially more to come 10- year track record of ordinary dividends at top end of payout range ; returning $6.5bn for 2025 Saguenay –Lac - Saint - Jean, Québec Right commodities 6©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results Right assets in the right commodities Return s and growth Aluminium 2025 - 2035F 2 ~1.2x ~3.4 x ~1.1x ~1.3x Lithium Steel Copper Demand 1 growth Deliver world - leading projects • Oyu Tolgoi underground project now complete; significantly positive FCF in 2025 • Simandou first shipment achieved; high - quality iron ore • Lithium in - flight projects ; 200 ktpa capacity by 2028 Strong pipeline • Exceptional organic growth options, anchored in copper Production growth • On track for 3% CAGR CuEq 3,4 production (2024 – 20 30 ) driven by projects in execution Productivity benefits 5 • $650m p.a . already secured; materially more to come On track to deliver 4% CAGR CuEq 6 reduction in unit costs (2024 – 2030) Strong balance sheet Disciplined capital allocation Cash release • $5 - 10bn in cash proceeds Consistent returns • 10- year track record paying at 60 % Operational excellence Project execution Capital discipline 1 Source: Rio Tinto Economics Conviction scenario, Bloomberg ENF. Semis demand, rounded figure s. 2 2035 demand reflects a growth multiple from 2025. 3 CuEq production volumes are based calculation methodology outlined on slide 2 . 4 Am bition for compound annual growth rate (CAGR) for copper equivalent production is from 2024 to 2030F. We maintain our previous ambition of 4% CAG R from 2024 - 2028F. 5 Productivity benefits are operating expense savings annualised. They include actions already implemented ($370m) and actions on track to be implemented by end of Q1 2026 ($280m). 6 O perating unit cost of sales of our operations in 2024 real terms. CuEq volumes are calculated on a consistent methodology to that outlined on slide 2 albeit based on sales volumes on a Rio Tinto consolidated basis. For comparability purposes, Simandou unit cost is not included until 2030F as the operation r amp s up and the net impact of tariff costs for aluminium has been removed. Forward looking operating unit cost of sales of our operations is indicative and not intended to be a profit forecast. Compound annual growth rate (CAGR) from 2024 to 2030F.

Western Range, Australia Peter Cunningham CFO Solid financials 81 Represents: purchases of property, plant and equipment and intangible assets ($12.3bn) net of sale proceeds ( - $0.1bn); funding p rovided by the group to equity accounted units for its share of investment ($0.6bn); equity/shareholder loan financing receivable/due from non - controlling interests based on underlying capital investment made in the period ( - $1.4bn); and contributions from other third parties. • Right assets in the right commodities • Underpinned by operational excellence • Continued capital discipline • Successful acquisition of world - class lithium assets • Strong balance sheet and returns – Consistent ordinary dividend payout at top end of policy: 10 years at 60% ©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results 2025 2024 Comparison Consolidated sales revenue 57.6 53.7 +7% Underlying EBITDA 25.4 23.3 +9% Cash flow from operations 16.8 15.6 +8% Share of capital investment 1 11.4 9.5 +20% Underlying ROCE 16% 18% - 2pp Dividend payout ratio 60% 60% Net debt 14.4 5.5 +162% $ bn, except where stated

Rallying copper, aluminium and lithium; resilient iron ore Source: Rio Tinto, S&P Global, LME, Fastmarkets | 1 Monthly average Platts (CFR) index for 62% iron fines. 2 All figures relate to 2025 unless noted otherwise. Year - on - year compares 2025 to 2024. 3 Average LME price. 4 MWP = US Midwest premium. 5 Fastmarkets index for lithium carbonate min 99.5% Li2CO3 battery grade (spot CIF China, Japan & Korea). 6 Battery energy storage systems. Resilient market dynamics supported by Chinese steel export growth Iron ore 1 CFR index - 6% YoY 2 Copper LME 3 +9% YoY 2 Aluminium LME 3 +9% YoY 2 Tight concentrate markets driven by supply disruptions alongside robust demand Strong demand with markets responding to changing tariff environment Lithium carbonate 5 - 24% YoY 2 Finished 2025 with momentum, underpinned by growing optimism for BESS 6 demand 80 100 120 140 Jan-24 Jul-24 Jan-25 Jul-25 Jan-26 Iron ore (US$/dmt) FY Average 0 600 1,200 1,800 2,400 2,000 2,250 2,500 2,750 3,000 Jan-24 Jul-24 Jan-25 Jul-25 Jan-26 LME Aluminium ($/t) FY Average MWP (RHS) 6,000 8,000 10,000 12,000 14,000 16,000 Jan-24 Jul-24 Jan-25 Jul-25 Jan-26 Price ($/t) FY Average 4 9©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results 300 380 460 540 620 Jan-24 Jul-24 Jan-25 Jul-25 Jan-26 Price (c/lb) FY Average Capturing value from our diversifying commodity mix 101 Platts 62% Fe, CFR China $/ dmt. ©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results Underlying EBITDA by commodity $bn 2024 2025 23.3 25.4 Aluminium Copper Iron ore Other Lithium • Underlying EBITDA up 9% YoY despite 6% lower iron ore price 1 • Capturing value from higher prices for copper, gold, bauxite and aluminium as our volumes grow • Actively optimising our position in dynamic tariff environment +114% +20% - 11%

Strict focus on **operational excellence**

2025 average operating unit cost

–5%

$m/CuEq kt sold[1], YoY

On track for **4%[1] CAGR** unit cost reduction between 2024 and 2030

	$650m p.a. productivity benefits[2]		**2026 – next phase examples**
Stronger operational discipline	**~$300m**	Examples • **Copper:** re-scoped contractor programs • **Aluminium:** optimised maintenance spend	**Pilbara:** optimising system for crusher and excavator utilisation, and reduced shutdown spend **Copper:** productivity of underground equipment and operations in both development and production areas **Aluminium:** strengthening smelter stability, improving maintenance quality and driving best practice contractor management
Streamline organisation	**~$200m**	Examples • **Management:** removed 22% of senior roles • **Information technology:** digital & technical systems moving to assets	**Group:** clarifying accountabilities, streamlining workflows and uplifting productivity by reducing duplication **Central Closure team:** focusing solely on legacy sites; execution transitions to Product Groups
Sharper focus	**~$150m**	Examples • Placed **Jadar** into care & maintenance • Stopped non-core studies and programs	**Product Groups:** R&D spend optimisation and rationalisation **Aluminium:** identifying sustaining capital efficiencies

1 Operating unit cost of sales of our operations in 2024 real terms. CuEq volumes are calculated on a consistent methodology to that outlined on slide 2 albeit based on sales volumes on a Rio Tinto consolidated basis. For comparability purposes, Simandou unit cost is not included until 2030F as the operation ramps up and net impact of tariff costs for aluminium has been removed. Forward looking operating unit cost of sales of our operations is indicative and not intended to be a profit forecast. Compound annual growth rate (CAGR) from 2024 to 2030F. 2 Productivity benefits are operating expense savings annualised. They include actions already implemented ($370m) and actions on track to be implemented by end of Q1 2026 ($280m).

©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results RioTinto 11

Delivering **volume uplift** and gaining **cost reduction** momentum

Underlying EBITDA
$bn


External -$0.4bn
Controllables +$2.5bn
23.3
–
0.1
(0.5)
22.9
2.9
0.8
(0.4)
(0.7)
(0.3)
25.4
2024 underlying EBITDA
Prices
Exchange rates
Inflation & market driven
Subtotal
Volumes and mix
Cash unit cost improvement
Temporary cash unit cost increases
Pilbara cyclones[2]
Other
2025 Underlying EBITDA

Prices	
Copper	+2.1
Aluminium[3]	+0.7
Iron Ore[1]	-2.3
Other	-0.5
Total	—

Inflation & market driven	
General inflation	-0.5
Energy prices	+0.1
Aluminium raw material prices	-0.1
Total	**-0.5**

Volumes & mix	
Copper	+1.8
Aluminium[3]	+0.1
Iron Ore	+1.0
Total	**+2.9**

Cash unit cost improvement	
Copper	+0.3
Aluminium[3,4]	+0.3
Iron Ore	+0.1
Other	+0.1
Total	**+0.8**

Temporary cash unit cost increases	
Kennecott: 2025 smelter shut vs 2024 strong refined production	-0.3
IOC pit health investment	-0.1
Total	**-0.4**

Other	
E&E[5]	+0.4
Change in discount rate in 2024	-0.2
Growth projects (Simandou, Rincon)	-0.1
R&D later stage (Nuton)	-0.1
Other	-0.2
Total	**-0.3**

Note: Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals. 1 Iron ore includes Pilbara, portside trading and IOC. 2 Pilbara cyclone impact of -$0.7bn is net of recovered volumes (-$0.6bn) and cyclone recovery costs (-$0.1bn; cash unit cost impact). 3 Aluminium includes primary aluminium, alumina, bauxite and recycled aluminium. 4 Impact of Aluminium raw material prices impacting cash unit costs has been reported within market driven costs (-$0.1bn). 5 Includes the sale of 30% interest in the Winu project (+$0.2bn).

©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results RioTinto 12

Standout copper growth

$bn, except where stated

	Iron Ore		Copper		Aluminium		Lithium	
	2025	vs 2024[6]	2025	vs 2024	2025	vs 2024	2025	vs 2024[7]
Production (Mt)	327.3[1]	0%	0.9[2]	11%	3.4[3]	3%	0.05[4]	n/a
Underlying EBITDA	15.2	(11)%	7.4	114%	4.4	20%	0.2	n/a
Free cash flow	6.1	(31)%	2.8	437%	1.9	45%	(1.5)	n/a
ROCE[5]	39%	-9pp	14%	+8pp	13%	+3pp	n/a	n/a

Iron Ore
- Record production at our Pilbara mines from April
- Pilbara unit costs lower H2 vs H1
- Progressing replacement projects as planned
- Product strategy successfully executed

Copper
- Delivered Oyu Tolgoi underground development project
- Successfully managing geotechnical challenges at Kennecott
- Unit costs down 53% YoY

Aluminium
- Navigating tariffs with agility across the value chain
- Record bauxite production; +6% YoY
- Stronger aluminium pricing

Lithium
- Arcadium acquisition successfully completed
- Fenix 1A Expansion running at full capacity
- In-flight projects on track to deliver ~200ktpa of capacity by 2028

1 Pilbara, 100% basis. 2 Copper, consolidated basis. 3 Aluminium, Rio Tinto share. 4 Lithium Carbonate Equivalent (LCEqkt), Rio Tinto share. 5 ROCE is defined as underlying earnings excluding net interest divided by average capital employed. 6 The financial figure comparatives of Iron Ore have been adjusted for the change in the operating model whereby Iron Ore Company of Canada (IOC) is now reported under the Iron Ore Product Group. 7 2024 is unrepresentative given acquisition of Arcadium on 6 March 2025.

©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results RioTinto 13

Making **disciplined, value-driven decisions** for the business

Share of capital investment
$bn


9.5
11.4
Up to 11
Up to 10[1]
2024
2025
2026/2027
Mid-term
Sustaining
Decarbonisation
Overall
Replacement
Growth

- **2026 to 2027:**
  - Simandou and lithium projects
  - Replacement projects in the Pilbara (iron ore) and Amrun (bauxite)
- **Mid-term:** we expect capex to decline to less than $10 billion

1 In 2025 real terms.

©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results RioTinto 14

Strong balance sheet S&P Moody’s A A2 A1 Credit rating Maintaining single A Fitch 1 A ©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results 15 4.2 4.2 5.5 14.4 2022 2023 2024 2025 Net debt and EBITDA to interest cover $bn; ratio 1 Unsolicited rating until March 2025. Solicited rating since March 2025. EBITDA to interest cover Net debt 46x 34x 35x 25x Delivering consistent shareholder returns 16©2026, Rio Tinto, All Rights Reserved | 2025 Full Year Results 40 - 60% of underlying earnings on average through the cycle Returns policy 60% payout for ordinary dividend $6.5 billion 2025 10- year track record of paying at top end of policy (60%)

Simon Trott
CEO



Fenix, Argentina

Implementing our **stronger**, **sharper** and **simpler** way of working

	Announced at CMD 2025	**2026** key focus areas
1 Simplify	**$650m[1] p.a.** in productivity benefits	• **Streamlining the organisation:** • Devolving accountability to the frontline to deliver further productivity and cost savings • **Operational discipline**: • Driving further efficiencies
2 Deliver	**3% CuEq CAGR[2]** in production to 2030F from major growth projects	• **Oyu Tolgoi:** ~15%[3] YoY uplift in copper production • **Simandou:** ramp-up continues, guiding 5 – 10 Mt of iron ore sales • **In-flight lithium:** commissioning through to phased production (towards 200 ktpa capacity by 2028)
3 Release	**$5–10bn** cash proceeds from asset base	• Market testing of **borates and TiO_2 businesses**, and **monetisation of infrastructure** in progress

1 Productivity benefits are operating expenses (opex) savings on an annual run rate basis. They include actions already implemented ($370m) and actions on track to be implemented by end of Q1 2026 ($280m). All figures are on a consolidated basis. 2 Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2030F. CuEq volumes are calculated on a consistent methodology to that outlined on slide 2. 3 +/- 5%

©2026, Rio Tinto, All Rights Reserved
| 2025 Full Year Results RioTinto 18

Cape Lambert, Western Australia Most valued metals and mining business Our mission Stronger , sharper , simpler way of working Oyu Tolgoi, Mongolia Q&A

Appendix
Saguenay-Lac-Saint-Jean, Québec

Iron Ore

Financial metrics ($bn)	2025	2024 comparison[4]	2026 guidance
Segmental revenue	29.0	-8 %	
EBITDA	15.2	-11 %	
Margin (FOB)[3]	62 %	-3pp	
Operating cash flow	10.6	-13%	
Capex	4.4	+34%	
Pilbara sustaining capex	2.4	+19%	Sustaining ~$2.0
Free cash flow	6.1	-31%	
Underlying ROCE	39 %	-9pp	
Average realised price[1,3] ($/t)	90.0	-8%	
Unit cost[2,3] ($/t)	23.5	+2%	23.5 – 25.0

Shipments[3] (Mt, 100% basis)	2026 guidance	2025	2024	2023	2022	2021
Pilbara Blend		193.7	185.9	201.5	203.9	202.9
Robe Valley		28.2	31.9	29.3	25.5	25.2
Yandicoogina		43.2	46	53.5	56.9	56.9
SP10		61.2	64.8	47.5	35.4	36.6
Total	**323 - 338 (100% sales)**	**326.2**	**328.6**	**331.8**	**321.6**	**321.6**

Production (Mt, Rio Tinto share)	2026 guidance	2025	2024	2023	2022	2021
IOC	**15 - 18 (100% sales)**	**9.3**	**9.4**	**9.7**	**10.3**	**9.7**

Sales[5] (Mt, Rio Tinto share)	2026 guidance	2025	2024	2023	2022	2021
Simandou	**5 - 10 (100% sales)**	**-**	**-**	**-**	**-**	**-**

1 Dry metric tonne, FOB basis. 2 Unit costs are based on operating costs included in EBITDA and exclude royalties (State and third party) and freight. Unit costs are stated at an Australian dollar exchange rate of 0.64 for 2025 actuals and 0.67 for 2026 guidance. 3 Pilbara only. 4 All figures reflect Pilbara operations, Iron Ore Company of Canada, Portside trading and Dampier Salt. 2024 comparatives have been restated to reflect organisational changes. 5 Simandou mine gate production for 2025 was 1.0 Mt (wet metric tonnes, RT Share). In 2026 we are guiding 5 – 10 Mt based on 100% of sales. Total Iron Ore sales (100% basis) is expected to be between 343 – 366Mt. Simandou is not included within the financial metrics above as is currently reported outside of the Iron Ore Product Group.

©2026, Rio Tinto. All Rights Reserved
| 2025 Full Year Results
Rio Tinto 22

Aluminium

Financial metrics ($bn)	2025	2024 Comparison
Segmental revenue	16.1	+18%
EBITDA	4.4	+20%
Margin (integrated operations)	30%	- pp
Operating cash flow	3.9	+29%
Capex (excl. EAUs)	2.0	+17%
Free cash flow	1.9	+45%
Underlying ROCE	13%	+3pp
Aluminium realised price[1]	3,318	+17%
Average alumina price[2]	384	-24%
Average Bauxite CBIX Australia HT[3]	69	+11%

Production (Mt, Rio Tinto share)	2026 guidance	2025	2024	2023	2022	2021
Bauxite	58 – 61	62.4	58.7	54.6	54.6	54.3
Alumina[4]	7.6 - 8.0	7.6	7.3	7.5	7.5	7.9
Aluminium excl recycling	3.25 – 3.45	3.4	3.3	3.3	3.0	3.2

1 LME plus all-in premiums (product and market) $/t. 2 Platts Alumina Index (PAX) FOB Australia $/t. 3. CM Group CIF China $/t. 4. QAL production now included on a 100% basis for guidance.

©2026, Rio Tinto. All Rights Reserved
| 2025 Full Year Results RioTinto 23

Lithium

Financial metrics ($bn)	2025	2024 Comparison[1]
Segmental revenue	0.9	n/a
EBITDA	0.2	n/a
Operating cash flow	(0.1)	n/a
Capex (excl. EAUs)	1.4	n/a
Free cash flow	(1.5)	n/a

Production (LCEqkt, Rio Tinto share)	2026 guidance	2025	2024[1]
Lithium	61 - 64	57[2]	

1 2024 is unrepresentative given acquisition of Arcadium on 6 March 2025. 2 Q1 2025 LCE production from Arcadium was 17kt of which 6kt was produced since completion of the acquisition in March. Accordingly of the 57kt LCE production in 2025, 46kt was attributable to Rio Tinto

©2026, Rio Tinto. All Rights Reserved
| 2025 Full Year Results RioTinto 24

Copper

Financial metrics ($bn)	2025	2024 Comparison	2026 guidance
Segmental revenue	13.7	+48%	
EBITDA	7.4	+114%	
Margin (operations)	63 %	+14pp	
Operating cash flow	4.7	+82%	
Capex (excl. EAUs)	1.9	-9%	
Free cash flow	2.8	+437%	
Underlying ROCE[1]	14 %	+8pp	
Copper realised price (c/lb)[2]	457	+8%	
Unit cost (c/lb)[3]	67	-53%	65 - 75

Production (kt, Rio Tinto share)	2026 guidance	2025	2024	2023	2022	2021
Copper (consolidated basis)	800 - 870	883	793	608	596	610

1 Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed. 2 Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in 2025 by $758 million (2024 negative impact of $92 million). 3 Unit costs for Kennecott, Oyu Tolgoi and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage

©2026, Rio Tinto. All Rights Reserved
| 2025 Full Year Results RioTinto 25

Net debt reconciliation, including Simandou investments

	$bn[1]
Net debt as of December 2024	**(5.5)**
Net operating cashflow	16.8
Capital expenditure	(12.3)
Lease principal payments	(0.5)
Free cash flow	**4.0**
Acquisition of Arcadium (including acquired net debt)[2]	(7.6)
Funding provided to WCS	(0.6)
CIOH cash contribution towards Simandou project	1.3
Funding received relating to the Nemaska project	0.2
Dividend	(6.1)
Other	(0.1)
Movement in net debt	**(8.9)**
Net debt as of 31 December 2025	**(14.4)**

Includes $2.2bn Simandou capex

Funding to WCS rail and port entities,

- $0.2bn direct equity investment in WCS
- $0.3bn loans to WCS

1 Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals. 2 This comprises US$7.4 billion change in net debt on acquisition plus US$0.2 billion advanced to Arcadium prior to acquisition.

©2026, Rio Tinto. All Rights Reserved
| 2025 Full Year Results RioTinto 26

Cash flow reconciliation

Cash Flow as at 31 December 2025 (US$m)	Statutory cash flow	Reconciling items	Underlying cash flow
Profit after tax for the year / Underlying EBITDA	**10,249**		**25,363**
Adjustments for:			
Taxation	4,319		
Finance items	1,846		
Share of profit after tax of equity accounted units [1]	(1,478)	(2,108)	(3,586)
Impairment charges [2]	341	(341)	
Depreciation and amortisation	6,577		
Provisions (including exchange differences on provisions) [2]	998	(293)	705
Utilisation of provisions	(1,634)		(1,634)
Change in working capital	(244)		(244)
Other items	179	370	549
Cash Flows from consolidated operations	**21,153**		**21,153**
Dividends from EAUs	1,070		1,070
Net interest paid	(862)		(862)
Dividends paid to non-controlling interests	(314)		(314)
Tax paid	(4,215)		(4,215)
Net Cash generated from operating activities	**16,832**		**16,832**
Purchases of PPE	(12,335)		(12,335)
Sales of PPE	50		50
Lease principal payments	(522)		(522)
Free cash flow	**4,025**		**4,025**

Utilisation of provisions

Post-retirement benefits and other employee provisions	(183)
Close down and restoration	(1,049)
Other provisions	(402)
	(1,634)

Change in working capital

Inventories	(377)
Trade and other receivables	(460)
Trade and other payables	593
	(244)

Other items

	Statutory	Reconciling items	Underlying
Change in non-debt derivatives [2]	236	64	300
Depreciation transferred [3]	(322)	322	0
Other items [2,3]	265	(16)	249
	179	**370**	**549**

Reconciling items relate to 1. Finance items, tax, depreciation & amortisation of EAUs which is not included in Underlying EBITDA. 2. Exclusions not included in Underlying EBITDA.
3. Part of the reconciling items include depreciation in E&E expenditure not recognised in underlying cashflows

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Simplified earnings by Business Unit for 2025

	Atlantic Aluminium	Pacific Aluminium	Copper	Pilbara
Sales volume	**2,187kt**	**1,155kt**	**848kt[5]**	**286.5Mt[9]**
Average benchmark price	$2,632/t	$2,632/t	451c/lb[6]	$92.5/dmt[10]
Premiums, provisional pricing, by-product sales, product mix, other	$899/t[2]	$283/t[2]	209c/lb	$(2.5)/dmt
Revenue per unit	**$3,531/t[3]**	**$2,915/t[3]**	**660c/lb**	**$90.0/dmt**
Unit cost[1]	$1,985/t[4]	$2,282/t[4]	203c/lb[7]	$23.5/t
Other costs per unit[8]	$942/t	$309/t	40c/lb	$14.9/t[11]
Margin per unit	**$603/t**	**$324/t**	**417c/lb**	**$51.6/t**
Total underlying EBITDA ($m)	**1,367[12]**	**375**	**7,794**	**14,786**

1 Calculated using production volumes, except for Pilbara which is based on shipments. 2 Includes Midwest premium duty paid, which was 50% of our volumes in 2025 and value added premiums which were 42% of the primary metal we sold. 3 Segmental revenue per Financial Information by Business Unit includes other revenue not included in the realised price. 4 Includes costs before casting. 5 Sales volume comprises Oyu Tolgoi payable copper in concentrates collected by customers from the Mongolia/China border; Escondida payable copper in concentrates and refined copper, and Kennecott refined copper. 6 Average LME. 7 C1 copper unit costs on a gross basis (excluding by-product credits). 8 Includes net change in inventory, with the exception of Pilbara where the unit cost is already based on shipments. 9 Consolidated basis. 10 Platts (FOB) index for 62% iron fines. 11 Includes freight and royalties. 12 Includes EBITDA from Matalco.

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List of Acronyms

Abbreviation	Meaning
BESS	Battery energy storage systems
bn	Billion
CAGR	Compound annual growth rate
Capex	Capital expenditure
CBIX	China bauxite index
C1	Cash cost (mining cost metric)
CFR	Cost and freight (Incoterm)
CIF	Cost, insurance and freight (Incoterm)
CMD	Capital Markets Day
dmt	Dry metric tonnes
EAUs	Equity accounted units
EBITDA	Earnings before interest, taxes, depreciation and amortisation
E&E	Exploration and evaluation
Fe	Iron (chemical symbol)
FOB	Free on board (Incoterm)
G&A	General and administrative costs
H1 / H2	First half / Second half
IFRS	International financial reporting standards
IOC	Iron Ore Company of Canada

Abbreviation	Meaning
kt	Kilotonnes
ktpa	Kilotonnes per annum
LCE	Lithium carbonate equivalent
LCEq	Lithium carbonate equivalent (equivalent basis)
LME	London Metal Exchange
m / M	Million
Mt	Million tonnes
MWP	Midwest premium (aluminium pricing)
Nuton®	Rio Tinto proprietary copper leaching technology
PAX	Platts alumina index
PPE	Property, plant and equipment
Q1 / Q2 / Q3 / Q4	Calendar quarters
QAL	Queensland Alumina Limited
ROCE	Return on capital employed
RT	Rio Tinto
SEC	United States Securities and Exchange Commission
S&P	Standard & Poor's
WCS	Winning Consortium Simandou
YoY	Year on year

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